Exhibit 99.1

Amsterdam, 19 October 2022

Just Eat Takeaway.com Q3 2022 Trading Update

Company Adjusted EBITDA1 profitable in Q3 2022, ahead of schedule

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, one of the world’s largest online food delivery marketplaces, hereby issues a trading update for the third quarter of 2022.

Statement of Jitse Groen, CEO of Just Eat Takeaway.com: “After two years of significant investment following the merger and the pandemic, I am pleased that Just Eat Takeaway.com has returned to profitability earlier than anticipated. Driven by a wide range of initiatives, we continue to improve our operational efficiency whilst simultaneously enhancing the user experience and consumer proposition. Although the consumer backdrop will likely be challenging due to the macro-economic environment, Just Eat Takeaway.com owns many leadership positions of significant scale, is well-capitalised through the sale of the iFood stake and is therefore well-positioned to capture profitable future growth.”

	Third Quarter				Year-to-date[1]
				Constant				Constant
(in millions)	2022	2021	Growth	Currency	2022	2021	Growth	Currency
Orders
North America	78.7	91.0	-13%		250.1	282.3	-11%
Northern Europe[2]	68.0	70.0	-3%		215.9	218.7	-1%
UK and Ireland	62.8	73.6	-15%		194.9	215.9	-10%
Southern Europe and ANZ[3]	25.8	31.3	-17%		83.8	95.7	-12%
Total Orders	235.3	265.8	-11%		744.7	812.6	-8%
GTV[4]
North America	2,936	2,762	6%	-8%	8,768	8,573	2%	-8%
Northern Europe[2]	1,761	1,660	6%	6%	5,483	5,306	3%	3%
UK and Ireland	1,598	1,676	-5%	-5%	4,858	4,906	-1%	-3%
Southern Europe and ANZ[3]	629	698	-10%	-15%	2,002	2,127	-6%	-9%
Total GTV	6,924	6,796	2%	-5%	21,111	20,913	1%	-4%

1The Grubhub business was consolidated from 15 June 2021. These figures are presented as if the combination was completed on 1 January 2021 to provide comparable information for the full nine months period.

2The discontinued operations in Norway were excluded from 1 January 2022. On a like-for-like basis, the Northern Europe Order growth was -3% for Q3 2022 and was -1% YTD. On a like-for-like basis, Northern Europe GTV growth was 6% in Q3 2022 and was 4% YTD.

3The discontinued operations in Portugal and Romania were excluded from 1 January 2022. On a like-for-like basis, the Southern Europe and ANZ Order growth was -16% for Q3 2022 and was -11% YTD. On a like-for-like basis, Southern Europe and ANZ GTV growth was -9% in Q3 2022 and was -5% YTD.

4Gross Transaction Value (GTV) represents the total value of orders placed on our platform, including taxes, tips and any applicable consumer fees.

•

The Company’s focus on profitability delivered material improvements to Revenue per Order, Delivery costs per Order and Overheads & Opex. As a result, Just Eat Takeaway.com was Adjusted EBITDA positive in Q3 2022, materially ahead of prior guidance at the beginning of the year and is on track towards its long-term target margins.

•

Adjusted EBITDA improved in all segments in Q3 2022, both year-on-year as well as on a sequential basis. Within Northern Europe, Germany remained the most important growth driver with year-to-date positive

[1]

Adjusted EBITDA is defined as operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition and integration related expenses and other items not directly related to underlying operating performance

Order growth. While the market backdrop in the UK was less favourable against a strong comparative period, the UK and Ireland segment achieved further material improvements in profitability. In North America, Grubhub’s partnership with Amazon showed encouraging early results. Finally, Order growth in the Southern Europe and ANZ segment was adversely impacted by market contraction due to lapping a period with significant Covid-19 restrictions in Australia in 2021.

•

GTV was up 2% in Q3 2022 compared with the same period in 2021 driven by a higher Average Transaction Value and positive FX movements. Just Eat Takeaway.com processed 235 million Orders in Q3 2022, representing a 11% decrease compared with Q3 2021, predominantly caused by the end of Covid-19 restrictions and, to a lesser extent, by reducing the number of low contribution Orders.

•	As a result of the significant progress made during the third quarter, management updated its guidance for the full year of 2022 on 27 September 2022:
o	Positive Adjusted EBITDA in the second half of 2022 (previously FY 2022 Adjusted EBITDA margin in the range of minus 0.5% to minus 0.7% of GTV)
o	GTV to grow by low-single digit year-on-year in 2022 (previously mid-single digit)
o	Management expects the Company to maintain positive Adjusted EBITDA in FY 2023, and the long-term objectives for Just Eat Takeaway.com remain unchanged.
•

Just Eat Takeaway.com announced its Supervisory Board had decided to nominate Mr. Andrew Kenny and Mr. Jörg Gerbig for (re)appointment as members of its Management Board, and to nominate Mr. Dick Boer and Ms. Mieke De Schepper for appointment to the Supervisory Board.

•

An Extraordinary General Meeting ("EGM") relating to the sale of the Company’s equity stake of approximately 33% in the iFood joint venture to an affiliate of Prosus N.V., the proposed appointments to the Supervisory Board and Management Board and the proposed transfer of listing of the Company’s shares will be held in Amsterdam on 18 November 2022.

•

Provided the resolution has been adopted at the EGM, completion of the iFood transaction is anticipated to occur shortly after the EGM. The Transaction consideration will comprise €1.5 billion in cash on closing and contingent consideration of up to €300 million. The transaction proceeds will be retained to strengthen the balance sheet and to service repayments of upcoming debt maturities.

•

Management, together with its advisers, continues to actively explore the partial or full sale of Grubhub. There can be no certainty that any such strategic actions will be agreed or what the timing of such agreements will be. Further announcements will be made as and when appropriate.

Just Eat Takeaway.com

Jitse Groen, CEO
Brent Wissink, CFO

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:

E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 680,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, the United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Slovakia, Spain and Switzerland, as well as Colombia and Brazil through its stake in the iFood joint venture.

Analyst and investor conference call and audio webcast

Jitse Groen and Brent Wissink will host an analyst and investor conference call to discuss the Q3 2022 trading update at 10:30 am CET on Wednesday 19 October 2022. Members of the investor community can follow the audio webcast on https://www.justeattakeaway.com/investors/results-and-reports/.

Media and wires call

Jitse Groen will host a media and wires call to discuss the Q3 2022 trading update at 8:30 am CET on Wednesday 19 October 2022. Members of the press can join the conference call at +31 (0)20 708 5073 or   +44 (0)33 0551 0200.

Additional information on https://justeattakeaway.com

●	Just Eat Takeaway.com Analyst Presentation Q3 2022

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Unaudited figures

All figures in this document are unaudited.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration &

transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.